SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 9 to

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

Morgans Hotel Group Co.

(Name of the Issuer)

Morgans Hotel Group Co.	SBE ENT Holdings, LLC	Yucaipa Hospitality Investments, LLC

(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

61748W108

(CUSIP Number of Class of Securities)

Morgans Hotel Group Co. 475 Tenth Avenue, 11th Floor New York, NY 10018 (212) 277-4100 Attn: General Counsel	SBE ENT Holdings, LLC 5900 Wilshire, 31st Floor, Los Angeles, CA 90036 (323) 655-8000 Attn: Sam Nazarian	Yucaipa Hospitality Investments, LLC 9130 Sunset Blvd. Los Angeles, CA 90069 (310) 789-7200 Attn: Robert P. Bermingham

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 (212) 859-8000 Attn: Warren S. de Wied, Esq. Daniel Bursky, Esq.	O’Melveny & Myers LLP 400 South Hope Street Los Angeles, California 90071 (213) 430-6000 Attn: Mark Easton, Esq.	Sidley Austin LLP 555 West Fifth Street Los Angeles, CA 90013 (213) 896-6000 Attn: Stephen D. Blevit, Esq. Vijay S. Sekhon, Esq.

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐ the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$81,279,648	$8,185

* Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:

In accordance with Exchange Act Rule 0-11(c), the filing fee of $8,185 was determined by multiplying 0.0001007 by the estimated aggregate merger consideration of $81,279,648. The aggregate merger consideration was calculated by multiplying the 36,124,288 shares of common stock (including shares subject to restricted stock units and LTIP Units by the per share merger consideration of $2.25).

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $8,185	Filing Party: Morgans Hotel Group Co.

Form or Registration No.: Schedule 14A	Date Filed: June 22, 2016

Introduction

This Amendment No. 9 (the “Final Amendment”) to the Rule 13E-3 Transaction Statement, together with the exhibits thereto (as amended, the “Transaction Statement”), amends and supplements the Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by (i) Morgans Hotel Group Co., a Delaware corporation (the “Company”), (ii) Trousdale Acquisition Sub, Inc., a Delaware corporation (“Merger Sub”), (iii) SBEEG Holdings, LLC, a Delaware limited liability company (“SBE”) and (iv) Yucaipa Hospitality Investments, LLC, a Delaware limited liability company (“Yucaipa”) (each a “Filing Person” and collectively, the “Filing Persons”). As a result of the merger, Merger Sub ceased to exist and SBE assigned the rights of SBE under the Merger Agreement (as defined below) to SBE ENT Holdings, LLC (“SBE ENT Holdings”) and, therefore, Merger Sub and SBE are no longer Filing Persons and SBE ENT Holdings is being added as a Filing Person.

This Transaction Statement relates to that certain merger agreement (the “Merger Agreement”) by and among the Company, SBE and Merger Sub, dated as of May 9, 2016, as amended, pursuant to which, on November 30, 2016, (i) Merger Sub was merged with and into the Company, with the Company continuing as the surviving entity and a wholly owned subsidiary of SBE ENT Holdings, and (ii) each outstanding share of the Company’s common stock, $0.01 par value per share (the “Shares”) (other than Cancelled Shares and Dissenting Shares, as defined in the Merger Agreement) ceased to be outstanding and were converted into the right to receive $2.25 in cash, without interest (the “Merger Consideration”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person has produced any disclosure with respect to any other Filing Person.

Item 15.	Additional Information

Item 15 (“Additional Information”) of the Transaction Statement is hereby amended by supplementing subsection (c) as follows:

On November 30, 2016, the Company and Merger Sub filed a certificate of merger with respect to the merger with the Secretary of State of the State of Delaware in accordance with the Delaware General Corporation Law, pursuant to which Merger Sub merged with and into the Company, with the Company continuing as the surviving entity in such merger and a subsidiary of SBE ENT Holdings.

At the effective time of the merger, the Shares of the company, issued and outstanding immediately prior to the effective time of the merger, ceased to be outstanding and were converted into the right to receive the Merger Consideration, without interest. In addition, at the effective time of the merger (i) each Non-Managing Member Unit (as defined in the Amended and Restated Limited Liability Company Agreement of Morgans Group LLC, effective February 17, 2006, as amended), other than certain excluded Non-Managing Member Units, was cancelled and converted into the right to receive the Merger Consideration, (ii) each Company RSU award that was outstanding immediately prior to the effective time of the merger was cancelled and converted into the right to receive an amount in cash equal to (a) the Merger Consideration, multiplied by (b) the number of Shares subject to such Company RSU award immediately prior to the effective time of the merger, less any applicable tax withholding, and (iii) each Company stock option, whether vested or unvested, that was outstanding immediately prior to the effective time of the merger was cancelled and converted into the right to receive an amount in cash equal to (a) the excess, if any, of the Merger Consideration over the exercise price per Share subject to such Company stock option, multiplied by (b) the number of Shares subject to such Company stock option immediately prior to the effective time of the merger, less any applicable tax withholding.

In connection with the completion of the merger on November 30, 2016, the Company notified the Nasdaq Stock Market (“Nasdaq”) of the completion of the merger, and requested that Nasdaq (i) suspend trading of the Shares on the Nasdaq Capital Market and (ii) file with the SEC a Form 25, Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act, to delist the Shares from the Nasdaq Capital Market and to deregister the Shares under Section 12(b) of the Exchange Act. Additionally, the Company intends to file with the SEC certifications on Form 15 under the Exchange Act requesting the deregistration of the Shares under Section 12(g) of the Exchange Act and the suspension of the Company’s reporting obligations under Sections 13 and 15(d) of the Exchange Act as promptly as practicable.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of November 30, 2016

MORGANS HOTEL GROUP CO.

By:	/s/ Richard Szymanski
Name:	Richard Szymanski
Title:	Chief Financial Officer

SBE ENT HOLDINGS, LLC

By:	/s/ Sam Nazarian
Name:	Sam Nazarian
Title:	Chief Executive Officer

YUCAIPA HOSPITALITY INVESTMENTS, LLC

By:	/s/ Henry E. Orren
Name:	Henry E. Orren
Title:	Assistant VP and Secretary